

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

<u>Via E-mail</u>
Mr. J. R. Brian Hanna
Chief Financial Officer
Advanced Environmental Recycling Technologies, Inc.
914 North Jefferson Street
Springdale, Arkansas 72764

   RE: Advanced Environmental Recycling Technologies, Inc.
      Form 10-K for Fiscal Year ended December 31, 2010
      Filed March 31, 2011
      Form 10-Q for Fiscal Period ended June 30, 2011
      Filed August 8, 2011
      File No. 1-10367

Dear Mr. Hanna:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Nudrat Salik
          for
         John Hartz
         Senior Assistant Chief Accountant